Exhibit 99.1

FOR IMMEDIATE RELEASE	March 10, 2015

Micromem Update: Smart Bolt Technology Project

Toronto, New York, March 10, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), is pleased to provide the following update on the oil pan plug project. Following up on our press release dated September 10, 2014.

Micromem, through its director Mr. Craig Carlson, has been working closely with its Tier 1 manufacturing partner over the last 5 months to bring its oil pan plug to production, all based upon Micromem’s patented Multi Modal Fluid Condition technology. The smart bolt system, now called Intellibolt Tm, will measure engine oil level, independent of factors including slope and parking angle and is far more accurate than current systems.

The selection process for final components and the respective suppliers is almost complete. The initial software that will communicate with the vehicles Tire Pressure Monitoring System (“TPMS”) has been written and is designed to be universal so that all automobiles that have the (TPMS) software, despite make or model, will be able to utilize this technology.

During February 2015 our Tier 1 partner met with executives from the automobile company assessing the product, including their purchasing engineers.

Craig Carlson, director and project manager says: “We have developed a superior technology that will greatly reduce automobile manufacturer warranty costs and extend engine life.”

Joseph Fuda, CEO Micromem says: “This is a great project showcasing smart technology. The opportunities this project will provide Micromem are just beginning.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
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SEC File No: 0-26005
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